CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
Fax: (509) 747-1770
E-mail: cclysiak@qwest.net

July 8, 2005

United States
Securities and Exchange Commission
Washington, D.C. 20549

Attention:   Mark Webb, Legal Branch Chief
                  Mail Stop 0408

RE:   Brownsville Company
Form SB-2 filed June 10, 2005
File No. 333-122720

Dear Mr. Webb:

In response to your letter of comments dated June 27, 2005, please be advised as follows:

General
  An updated signed accountants' consent has been filed therewith as exhibit 23.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations
General
  The information you have requested has been provided.

Note 2(h), page F-9
  The operating activities are in Canada in Canadian Funds as the functional currency and the reporting currency is the United States Dollars. Accordingly Note 2(h) has been added and is in response to prior comment #35 and current comment #11.

  The wording of subnote 2(h) is as follows:

Securities and Exchange Commission
RE: Brownsville Company
Form SB-2 filed June 10, 2005
File No. 333-122720
July 8, 2005

"The operating activities are in Canada in Canadian Funds as the functional currency and the reporting currency is the United States Dollars. Monetary assets and liabilities are translated at the current rate of exchange. The weighted average exchange rate for the period is used to translate revenue, expenses, and gains or losses from the functional currency to the reporting currency. Cumulative currency translation adjustments are reported as a separate component of stockholders' equity and not recognized in net income. Gains or losses on remeasurement from the recording currency are recognized in current net income. Gains or losses from foreign currency transactions are recognized in current net income. Fixed assets are measured at historical exchange rates that existed at the time of the transaction. Depreciation is measured at historical exchange rates that existed at the time the underlying related asset was acquired."

Note 7, page F-8
  Response to prior comment #13:

*

Assets purchased were acquired at fair market value of $20,000 for equipment and $5,000 for inventory. The consideration received by Brownsville Company was $25,000 reflected in the aforementioned assets based upon an arms-length purchase. Brownsville Company agreed to issue 250,000 shares which when equated to the purchase consideration of $25,000 representing $0.10 per share. There is no quoted market value of the shares of Brownsville Company.

*	There is no quoted market value of the shares of Brownsville Company, therefore, we decided used the fair value of fixed assets.

*	Fraser River Metals Depot Inc. is unrelated to the Company, and is an arms length third party. The assets acquired from Fraser River Metals Depot Inc. are purchased at their fair market value.

*	In accordance with SFAS 141 the fair value of the assets received is determinable and there is no quoted market value of the shares of the issuer.

*

The Company acquired assets only from Fraser River Metals Depot Inc. the consideration of 250,000 shares have not been issued and these 250,000 shares would not have significant influence to the Company.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb

cc: Brownsville Company